Insider Information Policy
Insider Information
For the purpose of this policy, Insider Information shall mean material, non-public information about Cumberland, or its current or prospective business partners, customers or vendors (“Cumberland or Related Parties”). The test of materiality is whether the information is of such importance that it could be expected to affect the judgment of investors as to trading or holding stock, bonds or other securities (“Securities”) and if generally known, could be expected to affect the market price of the Securities.
Stock Tipping
For the purpose of this policy, Stock Tipping shall mean disclosing such Insider Information to any other person to enable the purchase or sale of Cumberland or Related Parties’ Securities on the basis of such information.
Insider Trading
For the purpose of this policy, Insider Trading shall mean personally buying or selling the Securities of Cumberland or Related Parties while in possession of and due to Insider Information about the organization(s).
Cumberland employees are prohibited from engaging in Securities transactions directly or indirectly involving Cumberland or Related Parties on the basis of information not available to the general public and which, if known to outsiders, might affect their investment decisions. The dissemination of Inside Information to others who might make use of that knowledge to trade in such Securities is also prohibited.
Do not disclose Insider Information to anyone outside of Cumberland (including family members), except when such disclosure is needed to enable Cumberland to carry on its business properly and effectively, and appropriate steps have been taken by Cumberland to prevent the misuse of the information. Employees are urged to consult with an officer of Cumberland and or Cumberland’s legal counsel to determine if such disclosure is needed and is being undertaken in an appropriate manner.
Cumberland employees are expected to comply with the requirements of this policy at all times. Non-compliance puts an employee at risk for disciplinary action, up to and including termination, as well as being reported to applicable federal and state authorities for further investigation and/or prosecution.
If an employee has any questions about this policy, they are encouraged to talk to either the Chief Compliance Officer or Human Resources.